UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 17, 2021

Dicerna Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36281	20-5993609
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

75 Hayden Avenue
Lexington, Massachusetts 02421
(Address of principal executive offices, including Zip Code)

(617) 621-8097

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	DRNA	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On November 17, 2021, Dicerna Pharmaceuticals, Inc., a Delaware corporation (“Dicerna”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Novo Nordisk A/S, a Danish aktieselskab (“Novo”), and NNUS New Research, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Novo (“Purchaser”).

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) no later than November 24, 2021 to acquire all of the outstanding shares of common stock of Dicerna, $0.0001 par value per share (the “Shares”), at an offer price of $38.25 per Share, net to the seller in cash, without interest (the “Offer Price”) and subject to any withholding of taxes.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that there will have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares beneficially owned by Novo and its affiliates, represent at least one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) those other conditions set forth in Annex I to the Merger Agreement (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty business days following the commencement of the Offer, unless otherwise agreed to in writing by Novo and Dicerna. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Novo, to the extent waivable by Purchaser or Novo, Purchaser may, in its discretion (and without the consent of Dicerna or any third party), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser will extend the Offer from time to time for: (A) any period required by any applicable securities law, rule, regulation or other legal requirement, any interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act; and (iii) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Novo, to the extent waivable by Purchaser or Novo, at the request of Dicerna, Purchaser will extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with its terms and (y) May 17, 2022, which is six months after the date of the Merger Agreement (as may be extended until September 17, 2022 in accordance with the Merger Agreement, the “End Date”) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Dicerna. Subject to the valid termination of the Merger Agreement in accordance with its terms, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Dicerna.

Subject to the satisfaction or, to the extent waivable by Purchaser or Novo, waiver by Purchaser or Novo of the Offer Conditions, Purchaser will (i) promptly after the expiration date of the Offer accept for payment all Shares tendered and not validly withdrawn, pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares.

As soon as practicable following the Offer Acceptance Time, and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Purchaser will merge with and into Dicerna, with Dicerna surviving as a wholly owned subsidiary of Novo (the “Merger”), without a meeting or vote of stockholders of Dicerna. At the effective time of the Merger (the “Effective Time”), the Shares not purchased pursuant to the Offer (other than Shares held by Dicerna, Novo, Purchaser, any wholly owned subsidiary of Novo or Dicerna, or by stockholders of Dicerna who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive the Offer Price (the “Merger Consideration”) without interest and subject to any withholding of taxes.

The Merger Agreement provides that, at the Effective Time, each compensatory option to purchase Shares (a “Dicerna Option”) that is then outstanding and unexercised (whether or not vested), and has a per-Share exercise price that is less than the Merger Consideration (all Dicerna Options have a per-Share exercise price below such amount), will be cancelled and converted into the right to receive a cash payment equal to (A) the excess of (x) the Merger Consideration over (y) the exercise price payable per-Share under such Dicerna Option, multiplied by (B) the total number of Shares subject to such Dicerna Option immediately prior to the Effective Time (without regard to vesting).

The Merger Agreement also provides that at the Effective Time, each restricted stock unit with respect to Shares (each a “Dicerna RSU”) that is then outstanding will be cancelled and the holder will be entitled to receive a cash payment equal to the product of (A) the Merger Consideration and (B) the number of Shares subject to such Dicerna RSU (without regard to vesting).

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. Among other things, until the earlier of the termination of the Merger Agreement or the Effective Time, Dicerna has agreed to operate its business in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth fully in the Merger Agreement. The Merger Agreement also prohibits Dicerna’s solicitation of proposals relating to alternative transactions and restricts Dicerna’s ability to furnish information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to certain limited exceptions.

The Merger Agreement also contains termination provisions for both Dicerna and Novo and further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by Dicerna to accept and enter into a definitive agreement with respect to an unsolicited superior offer, Dicerna will be required to pay a termination fee of $100,000,000 (the “Termination Fee”). A superior offer includes a bona fide written proposal, that has not been withdrawn, pursuant to which, if consummated, a third party would acquire, directly or indirectly, more than 50% of the outstanding Shares or all of the assets of Dicerna, on terms that the board of directors of Dicerna determines in its good faith judgment (after consultation with outside legal counsel and its financial advisors) would, if consummated, be more favorable to Dicerna’s stockholders (solely in their capacity as such) from a financial point of view than the terms of the Offer and the Merger, and is reasonably likely to be completed on the terms proposed, taking into account relevant factors, including legal, regulatory, financial, financing aspects (including certainty of the consummation of the transactions).

Any termination of the Merger Agreement by Dicerna in connection with a superior offer is subject to certain conditions, including Dicerna’s compliance with certain procedures set forth in the Merger Agreement and a determination by the board of directors of Dicerna that such action is required by their fiduciary duties to Dicerna’s stockholders under applicable law, payment of the Termination Fee by Dicerna and the concurrent execution of a definitive agreement between Dicerna and such third party. In addition, either Dicerna or Novo may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment, if the Merger has not been consummated prior to 11:59 p.m., Eastern Time, on the End Date.

Additional Information

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement which is attached as Exhibit 2.1 to this Current Report on Form 8-K.

The Merger Agreement and the foregoing description have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Dicerna. The representations, warranties and covenants contained in the Merger Agreement were or will be made only as of specified dates for the purposes of the Merger Agreement, were (except as expressly set forth therein) solely for the benefit of the parties to the Merger Agreement, and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Notice to Investors and Security Holders

The tender offer referred to in this Current Report on Form 8-K has not yet commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Novo and Purchaser will file with the SEC. The solicitation and offer to buy Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Novo and Purchaser will file a tender offer statement on Schedule TO and thereafter Dicerna will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Dicerna. Copies of the documents filed with the SEC by Dicerna will be available free of charge on Dicerna’s internet website at https://investors.dicerna.com/investor-relations or by contacting Dicerna’s investor relations contact at +1 617-514-2275. Copies of the documents filed with the SEC by Novo and Purchaser can be obtained, when filed, free of charge by directing a request to the Information Agent for the tender offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Novo and Purchaser, as well as the solicitation/recommendation statement to be filed by Dicerna, Dicerna will also file annual, quarterly and current reports with the SEC. Dicerna’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

The information contained in this Current Report on Form 8-K is as of November 18, 2021. Dicerna assumes no obligation to update forward-looking statements contained in this Current Report on Form 8-K as the result of new information or future events or developments, except as may be required by law.

This Current Report on Form 8-K contains forward-looking information related to Dicerna and the proposed acquisition of Dicerna that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this Current Report on Form 8-K include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Dicerna’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Dicerna, Dicerna’s product candidates and Dicerna’s GalXC™ and GalXC-Plus™ RNAi technologies and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many of Dicerna’s stockholders will tender their shares of Dicerna common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the risks and uncertainties inherent in research and development, including risks associated with Dicerna’s ability to obtain and maintain necessary approvals from the FDA and other regulatory authorities; initiate preclinical studies and clinical trials of its product candidates; advance its product candidates in preclinical research and clinical trials; replicate in clinical trials positive results found in preclinical studies; advance the development of its product candidates under the timelines it anticipates in current and future clinical trials; obtain, maintain or protect intellectual property rights related to its product candidates; manage expenses; and raise the substantial additional capital needed to achieve its business objectives.

Further descriptions of risks and uncertainties relating to Dicerna can be found in Dicerna’s Registration Statement on Form S-1, as amended, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://investors.dicerna.com/investor-relations.

These forward-looking statements are based on numerous assumptions and assessments made by Dicerna in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this Current Report on Form 8-K are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Current Report on Form 8-K are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Current Report on Form 8-K.

Item 8.01	Other Events.

On November 18, 2021 , Dicerna issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated November 17, 2021, by and among Dicerna Pharmaceuticals, Inc., Novo Nordisk A/S, and NNUS New Research, Inc..*

99.1	Press Release by Dicerna, dated November 18, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dicerna Pharmaceuticals, Inc.

By:	/s/ Douglas M. Fambrough
Douglas M. Fambrough, III, Ph.D.
President and Chief Executive Officer

Dated: November 18, 2021

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

NOVO NORDISK A/S,

a Danish aktieselskab;

NNUS NEW RESEARCH, INC.,

a Delaware corporation; and

DICERNA PHARMACEUTICALS, INC.,

a Delaware corporation

Dated as of November 17, 2021

Table of Contents

Section 1

THE OFFER
1.1	The Offer	2
1.2	Company Actions	5

Section 2

MERGER TRANSACTION

2.1	Merger of Purchaser into the Company	6
2.2	Effect of the Merger	6
2.3	Closing; Effective Time	6
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	7
2.5	Conversion of Shares	7
2.6	Surrender of Certificates; Stock Transfer Books	8
2.7	Dissenters’ Rights	11
2.8	Treatment of Company Options and Company RSUs	11
2.9	Further Action	12

Section 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries, Etc.	12
3.2	Certificate of Incorporation and Bylaws	13
3.3	Capitalization, Etc.	13
3.4	SEC Filings; Financial Statements	14
3.5	Absence of Changes; No Material Adverse Effect	17
3.6	Title to Assets	17
3.7	Real Property	17
3.8	Intellectual Property	17
3.9	Contracts	20
3.10	Liabilities	21
3.11	Compliance with Legal Requirements	22
3.12	Regulatory Matters	22
3.13	Certain Business Practices	23
3.14	Governmental Authorizations	24
3.15	Tax Matters	24
3.16	Employee Matters; Benefit Plans	26

i

3.17	Environmental Matters	28
3.18	Insurance	29
3.19	Legal Proceedings; Orders	29
3.20	Authority; Binding Nature of Agreement	29
3.21	Non-Contravention; Consents	30
3.22	Takeover Laws	31
3.23	Opinion of Financial Advisors	31
3.24	Brokers and Other Advisors	31

Section 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Due Organization	31
4.2	Purchaser	31
4.3	Authority; Binding Nature of Agreement	32
4.4	Non-Contravention; Consents	32
4.5	Disclosure	33
4.6	Absence of Litigation	33
4.7	Funds	33
4.8	Ownership of Shares	33
4.9	Acknowledgement by Parent and Purchaser	33

Section 5

CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	34
5.2	Operation of the Acquired Corporations’ Business	35
5.3	No Solicitation	39

Section 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	40
6.2	Filings, Consents and Approvals	42
6.3	Employee Benefits	43
6.4	ESPP	45
6.5	Indemnification of Officers and Directors	46
6.6	Stockholder Litigation	48
6.7	Additional Agreements	48
6.8	Disclosure	48
6.9	Takeover Laws	49
6.10	Section 16 Matters	49
6.11	Rule 14d-10 Matters	49

ii

6.12	Stock Exchange Delisting; Deregistration	49
6.13	Notification of Certain Events	49

Section 7

CONDITIONS PRECEDENT TO THE MERGER

7.1	No Restraints	50
7.2	Consummation of Offer	50

Section 8

TERMINATION

8.1	Termination	50
8.2	Effect of Termination	52
8.3	Expenses; Termination Fees	52

Section 9

MISCELLANEOUS PROVISIONS

9.1	Amendment	53
9.2	Waiver	54
9.3	No Survival of Representations and Warranties	54
9.4	Entire Agreement; Counterparts	54
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	54
9.6	Assignability	56
9.7	Transfer Tax	56
9.8	No Third-Party Beneficiaries	56
9.9	Notices	56
9.10	Severability	57
9.11	Obligation of Parent	58
9.12	Construction	58

Exhibits

Exhibit A	Certain Definitions

Annexes

Annex I	Conditions to Offer

Annex II	Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 17, 2021, by and among: Novo Nordisk A/S, a Danish aktieselskab (“Parent”); NNUS New Research, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Purchaser”); and Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A) Purchaser shall commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”), other than the Excluded Shares, for $38.25 per share, net to the seller in cash, without interest (such amount, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), being the “Offer Price”) and subject to any withholding of Taxes, upon the terms and subject to the conditions of this Agreement.

(B) As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(C) The Board of Directors has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of this Agreement.

(D) The boards of directors of Parent and Purchaser have each approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

(E) Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

AGREEMENT

The parties to this Agreement (each a “Party” and collectively the “Parties”) agree as follows:

SECTION 1

THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than five business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Purchaser shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Section 2.5(a)(i) or converted pursuant to Section 2.5(a)(ii) (collectively, the “Excluded Shares”)), at a price per Share equal to the Offer Price, net to the seller in cash, without interest, and subject to any withholding of Taxes in accordance with Section 2.6(e).

(b) Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition, the Termination Condition and the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or reasonably could adversely affect, any holder of Shares in its capacity as such, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Section 1.1(c) or 1.1(d) or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) from the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated shall have been obtained; and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Subject to the parties’ respective termination rights under Section 8, Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8. In the event that this Agreement is validly terminated pursuant to Section 8, Purchaser shall immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Offer

Documents filed by either Parent or Purchaser with the SEC (A) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (B) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f) Funds. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and Purchaser shall perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (i) promptly after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares.

(i) Transfer Taxes. If the payment of the Offer Price is to be made to a Person other than the Person in whose name the tendered Shares are registered on the stock transfer books of the Company, it shall be a condition of payment that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the Shares tendered, or shall have established to the satisfaction of the Purchaser that such Taxes either have been paid or are not applicable. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 1.1(i) under any circumstance.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required in connection or reasonably requested with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b) Stockholder Lists. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten business days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

SECTION 2

MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing among the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York City, New York 10001, or remotely via the electronic exchange of signatures if requested by either the Company or Parent, as soon as practicable following (but in any event on the same date as) the Offer Acceptance

Time except if the conditions set forth in Section 7.1 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case on the first business day on which all conditions set forth in Section 7.1 are satisfied or, to the extent permissible by applicable Legal Requirements, waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to the requirements set forth in Section 6.5(a).

(b) As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to the requirements set forth in Section 6.5(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent or the Company shall be converted into such number of shares of the Surviving Corporation such that immediately following the Merger such holders hold the same percentage of interest in the Surviving Corporation as they owned in the Company immediately prior to the Merger;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (excluding any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e); and

(iv) each share of the common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, subject to this Section 2.5(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without any interest thereon and subject to any withholding of Taxes therefor, upon the surrender of such shares of Company Common Stock in accordance with Section 2.6.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.5. Promptly after the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.1(h). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.5(a)(iii) (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investments shall be (w) in obligations of or guaranteed by the United States of America, (x) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (z) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares, who, in each case was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying Agent, or a customary agent’s message with respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c) At any time following twelve months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Each of the Company, the Surviving Corporation, Parent and Purchaser, and their Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent or the Depository Agent to deduct and withhold) from any amount payable to any Person pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such withholding agent shall use commercially reasonable efforts to reduce or eliminate any such withholding, including by requesting any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information. Each such withholding agent shall take all action that may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body. To the extent that amounts are so deducted or withheld and timely and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything to the contrary contained in this Agreement, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

2.8 Treatment of Company Options and Company RSUs.

(a) Prior to the Effective Time, the Company may, in its discretion, accelerate the exercisability of any Company Option. At the Effective Time, each Company Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive a cash payment equal to (A) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share with respect to such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time (without regard to vesting). For the avoidance of doubt, each Company Option with an exercise price that is equal to or greater than the Merger Consideration shall be canceled without any consideration to the holder thereof.

(b) At the Effective Time, each Company RSU that is then outstanding shall be cancelled and converted into the right to receive a cash payment equal to (A) the Merger Consideration multiplied by (B) the total number of Shares subject to such Company RSU immediately prior to the Effective Time (without regard to vesting).

(c) As soon as reasonably practicable after the Effective Time (but, subject to Section 2.8(e), no later than ten business days after the Effective Time), Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay the aggregate consideration payable pursuant to Sections 2.8(a) and 2.8(b), net of any applicable withholding Taxes, to the holders of Company Options and Company RSUs.

(d) Prior to the Effective Time, the Board of Directors of the Company or the appropriate committee of the Board of Directors of the Company, as applicable, shall adopt all resolutions and shall take all actions that it determines to be appropriate or necessary (under any Company Equity Plans and award agreements pursuant to which Company Options and Company RSUs are outstanding or otherwise) to effect the transactions described in this Section 2.8.

(e) To the extent a payment pursuant to this Section 2.8 would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty.

2.9 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed and publicly available prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other general cautionary or forward-looking statements in any other sections of such Company SEC Documents)):

3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company’s only Subsidiaries are set forth on Section 3.1 of the Company Disclosure Schedule (the Company and each such Subsidiary, an “Acquired Corporation” and collectively, the “Acquired Corporations”). Each Acquired Corporation has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. Each Acquired Corporation is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company owns beneficially and of record all of the outstanding shares of capital stock or ordinary shares of the other Acquired Corporations, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the shares of capital stock or ordinary shares of the other Acquired Corporations held by the Company, no Acquired Corporation owns, directly or indirectly, any capital stock or equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent copies of the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Corporation, including all amendments thereto, as in effect on the date hereof.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: 155,000,000 Shares, of which 77,909,511 Shares had been issued and were outstanding as of the close of business on November 12, 2021 (the “Capitalization Date”).

(b) (i) None of the outstanding shares of capital stock of the Acquired Corporations are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of capital stock of the Acquired Corporations are subject to any right of first refusal in favor of any Acquired Corporation; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of any Acquired Corporation having a right to vote on any matters on which the stockholders of the Acquired Corporations have a right to vote; and (iv) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Acquired Corporations. No Acquired Corporation is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Acquired Corporations. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Act.

(c) As of the close of business on the Capitalization Date, (i) 13,640,927 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans, (ii) 1,122,936 Shares were subject to issuance pursuant to Company RSUs granted and outstanding under the Company Equity Plans, (iii) 5,396,840 Shares were reserved for future issuance under the Company Equity Plans and (iv) 2,945,203 Shares were reserved for future issuance under the Company ESPP. As of the close of business on the Capitalization Date, the weighted average exercise price of Company Options outstanding as of that date was $16.66. Other than as set forth in this Section 3.3(c), there is no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any Acquired Corporation.

(d) Except as set forth in this Section 3.3 and except for Shares issuable upon the exercise or conversion of Company Options and Company RSUs outstanding as of the close of business on the Capitalization Date, there are no: (i) outstanding shares of capital stock of or other securities of any Acquired Corporation; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Corporation, in each case other than derivative securities not issued by an Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Corporation; or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) The Company has delivered or made available to Parent a listing of all Persons who hold outstanding Company Options or Company RSUs as of the close of business on the Capitalization Date, indicating, with respect to each Company Option and Company RSU, the number of Shares subject thereto, date of grant, vesting schedule and the exercise price and expiration date, if applicable. No later than five business days prior to the anticipated Closing Date, the Company shall provide Parent with a revised version of the listing required under this Section 3.3(e), updated as of such date.

(f) Each Company Option and Company RSU (i) was granted in material compliance with all applicable securities laws or exemptions therefrom and (ii) was granted under a Company Equity Plan and is in compliance with all requirements set forth in such Company Equity Plan. Each Company Option (i) has an exercise price that is no less than the fair market value of the Shares underlying such Company Option on the grant date and (ii) does not constitute “nonqualified deferred compensation” for purposes of Section 409A of the Code.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2019, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes, which if presented would not materially differ from those presented in the audited financial statements, and to normal and recurring year-end adjustments, which are not material individually or in the aggregate).

(c) The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2020, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. Since December 31, 2020, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (B) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d) The Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(e) The Company is not a party to, nor does the Company have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(g) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (together with any amendments or supplements thereto, the “Company Disclosure Documents”), when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents with the SEC and at the time such Company Disclosure Documents are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to the Company that the Company furnishes to Parent or Purchaser specifically for use in the Offer Documents, at the time of the filing of and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5 Absence of Changes; No Material Adverse Effect.

(a) From December 31, 2020, through the date of this Agreement, (i) except for discussions, negotiations and activities related to this Agreement, and except as resulting from the COVID-19 pandemic or compliance with Legal Requirements related thereto, the Acquired Corporations have operated in all material respects in the ordinary course of business and (ii) no Acquired Corporation has taken any action that would have constituted a material breach of Section 5.2(b) had such action been taken after the execution of this Agreement without the prior consent of Parent; and

(b) Since December 31, 2020, there has not occurred any event, occurrence, circumstance, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

3.6 Title to Assets. Each Acquired Corporation has good and valid title to all material assets (excluding Intellectual Property Rights) owned by it, and such assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) The Acquired Corporations do not own any real property.

(b) The Acquired Corporations hold valid and existing leasehold interests in the real property that is leased or subleased by the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all material Encumbrances other than Permitted Encumbrances. No Acquired Corporation has received any written notice regarding any material violation or breach or default under any lease related to the Leased Real Property that has not since been cured, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Company Disclosure Schedule sets forth a complete and accurate list (in all material respects) of all Registered IP. All such Registered IP (other than pending applications included therein) is subsisting and, to the knowledge of the Company, valid and enforceable. One or more Acquired Corporations are the sole and exclusive owners of all Registered IP and all other Company Owned IP, and hold all of their rights in and to all Company Owned IP or, to the knowledge of the Company, any Company Licensed IP, free and clear of all Encumbrances (other than Permitted Encumbrances). The Acquired Corporations own or have a valid and enforceable license or other rights to use all Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Acquired Corporations as presently conducted in all material respects; provided that this sentence is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property Rights.

(b) No interference, opposition, reissue, reexamination proceeding, cancellation proceeding, or other Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending or, to the knowledge of the Company, threatened in writing against any Acquired Corporation as of the date of this Agreement, (i) in which the scope, validity, enforceability or ownership of any Company Owned IP or Company Licensed IP exclusively licensed to any Acquired Corporation is being contested or challenged or (ii) based upon, or challenging or seeking to deny or restrict, any rights of any Acquired Corporation in any of the Company IP.

(c) The Company takes reasonable measures to protect the confidentiality of all trade secrets and other confidential information of any Acquired Corporation and, to the knowledge of the Company, there has not been any disclosure of or access to any such trade secret or confidential information to any Person in a manner that has resulted in the loss of trade secret or other similar rights in and to such information.

(d) There exist no restrictions on the disclosure, use, license or transfer of any Company Owned IP or, to the knowledge of the Company, any Company Licensed IP. The consummation of the Transactions will not alter, encumber, impair or extinguish any Company Owned IP or any Acquired Corporation’s rights under any Company Licensed IP.

(e) None of the Registered IP has been adjudged invalid or unenforceable in whole or part, or, in the case of any pending Patent applications included in the Registered IP, have been the subject of a final and nonappealable finding of unpatentability. All registration, maintenance and renewal fees applicable to any Registered IP that are currently due have been paid and all documents and certificates related to such items have been filed with the relevant Governmental Body or other authorities in the applicable jurisdictions for the purposes of maintaining such items.

(f) To the knowledge of the Company, the conduct of each Acquired Corporations’ business has not infringed, misappropriated or otherwise violated any valid and enforceable Intellectual Property Rights owned by any other Person in any material respect. No Legal Proceeding has been asserted and is pending, or, to the knowledge of the Company, has been threatened in writing, against any Acquired Corporation alleging that the conduct of any Acquired Corporation’s business infringes, misappropriates or otherwise violates any Intellectual Property Rights of another Person.

(g) To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Company Owned IP or any Company Licensed IP exclusively licensed to any Acquired Corporation in any material respect, and no Legal Proceeding is pending or threatened in writing, by any Acquired Corporation against any other Person alleging any such infringement, misappropriation or other violation of any such Company Owned IP or Company Licensed IP.

(h) Section 3.8(h) of the Company Disclosure Schedule contains a true and complete list of any and all material Company Owned IP and Company Licensed IP exclusively licensed to any Acquired Corporation that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Contract with any Acquired Corporation or any of its licensors in respect of the Company Licensed IP, on the one hand, and any Governmental Body or Governmental Body-affiliated entity, or university, college or other educational institution, on the other hand, or (ii) using any funding or facilities of any Governmental Body or Governmental Body-affiliated entity, or university, college or other educational institution (collectively, “Government Funded IP”). Each Acquired Corporation has taken all actions reasonably necessary to obtain, secure, maintain, enforce and protect such Acquired Corporation’s right, title and interest in, to and under all material Government Funded IP, and each Acquired Corporation has complied in all material respects with any and all any Intellectual Property Right disclosure and/or licensing obligations under any applicable Contract referenced in clause (i) above.

(i) The Company IT Assets operate in accordance with their specifications and related documentation and perform in a manner that permits the Acquired Corporations to conduct their respective businesses as currently conducted in all material respects. The Acquired Corporations have taken commercially reasonable actions, consistent with current industry standards, to (i) protect the confidentiality, integrity and security of the material Company IT Assets against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures and (ii) ensure that all Personal Information in their possession or control is protected against damage, loss and unauthorized access, acquisition, use, modification, disclosure or other misuse. There has been no damage to or loss, unauthorized access, acquisition, use, modification, disclosure or other misuse of any Personal Information in the possession or control of the Acquired Corporations or to the extent that the Acquired Corporations have any liability therefor, any of their vendors or contractors with regard to any Personal Information obtained by, from or on behalf of any of the Acquired Corporations. There has been no unauthorized use or, access or security breaches, or, interruption, intrusion, modification, loss or corruption of any of the Company IT Assets, including any Company IT Assets in which Personal Information is stored by or on behalf of any of the Acquired Corporations.

(j) To the knowledge of the Company, each Acquired Corporation and each of the Acquired Corporations’ third-party data suppliers, vendors, customers and clients that have access to, collect, store, analyze, transfer or receive or otherwise process Personal Information on behalf of any Acquired Corporation have complied and currently comply, in all material respects, with: (i) all applicable Data Privacy Laws and (ii) all applicable privacy policies or related policies, programs or other notices that concern any Acquired Corporation’s collection, storage, processing or other use of Personal Information in the conduct of its business. No Legal Proceeding has been asserted and is pending, or, to the knowledge of the Company, has been threatened, against any Acquired Corporation by any Person regarding any collection, use, storage, transfer or other dissemination of Personal Information in connection with any Acquired Corporation’s business. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the Transactions, will violate in any material respect any Privacy Requirements in respect of which any Acquired Corporation is obligated to comply.

(k) An Acquired Corporation is the sole and exclusive owner of all right, title and interest in, to and under all Company Platforms, including all Intellectual Property Rights claiming or covering each such Company Platform. No Acquired Corporation has granted to any Person any right, title or interest (including any joint ownership interest, option, right of first refusal or other preferential right) in, to or under, or assigned or otherwise transferred to any Person, any right, title or interest (including any joint ownership interest, option, right of first refusal or other preferential right) in, to or under any Company Platform or any Intellectual Property Rights claiming or covering any such Company Platform.

3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule identifies each Contract (other than an Employee Plan except as provided under Section 3.9(a)(viii) or (ix)) to which any Acquired Corporation is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following to which any Acquired Corporation is a party or by which it is bound constitutes a “Material Contract”:

(i) any Contract that is a settlement, conciliation or similar Contract with or approved by any Governmental Body (A) pursuant to which an Acquired Corporation will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on such Acquired Corporation’s conduct;

(ii) any Contract (A) limiting the freedom or right of any Acquired Corporation to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Corporation or (C) containing exclusivity obligations or otherwise limiting the freedom or right of any Acquired Corporation to sell, distribute or manufacture any products or services for any other Person;

(iii) any Contract that requires, or is reasonably expected to require, by its terms, the payment or delivery of cash or other consideration to or by any Acquired Corporation in an amount in excess of $1,250,000 in any fiscal year commencing with fiscal year 2021, and in each case that cannot be cancelled by any Acquired Corporation without penalty or further payment at no more than ninety days’ notice;

(iv) any Contract relating to Indebtedness in excess of $100,000 (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Corporation;

(v) any Contract with any Person constituting a joint venture, collaboration, partnership or similar profit sharing arrangement;

(vi) any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of an Acquired Corporation, the pledging of the capital stock or other equity interests of an Acquired Corporation or the issuance of any guaranty by an Acquired Corporation;

(vii) any Contract pursuant to which any Acquired Corporation (A) is granted any license or other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to be sued) under any material Intellectual Property Right, other than to generally commercially available software or technology available on nondiscriminatory pricing terms or (B) grants any license or other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to sue) under any material Intellectual Property Right, other than nonexclusive licenses (1) pursuant to clinical trial agreements or supply agreements in which clinical trials or supply services are being performed for an Acquired Corporation, and other similar agreements, in each case, that are entered into by an Acquired Corporation in the ordinary course of business and (2) where the grant of rights to use any Intellectual Property Rights are incidental, and not material to, any performance under each such agreement;

(viii) any Collective Bargaining Agreement; and

(ix) any Contract with any Affiliate, director or executive officer of the Company (as such term is defined in the Exchange Act), Person holding 5% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than the Company) or immediate family member of any of the foregoing.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent a copy of each Material Contract or has publicly made available a copy of such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. No Acquired Corporation nor, to the knowledge of the Company, the other party is in material breach of, or material default under, any Material Contract and no Acquired Corporation nor, to the knowledge of the Company, the other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, the other party, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2019 through the date hereof, the Acquired Corporations have not received any written notice regarding any material violation or breach or default under any Material Contract that has not since been cured.

3.10 Liabilities. The Acquired Corporations do not have any liabilities (whether accrued, absolute, contingent or otherwise) including liabilities of the type which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for: (a) liabilities specifically reflected and adequately reserved against in the most recent financial statements or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred pursuant to the terms of this Agreement; (c) liabilities for performance of obligations under Contracts binding upon the Acquired Corporations (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent prior to the date of this Agreement or entered into in the ordinary course of business; (d) liabilities incurred in the ordinary course of business since December 31, 2020 (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any cause of action, claim or lawsuit); and (e) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11 Compliance with Legal Requirements. The Acquired Corporations are, and since January 1, 2019, have been, in compliance in all material respects with all applicable Legal Requirements and, since January 1, 2019, no Governmental Body has given any Acquired Corporation written notice of, or charged any Acquired Corporation with, any material violation of any applicable Legal Requirement.

3.12 Regulatory Matters.

(a) The Acquired Corporations have filed with the applicable regulatory authorities (including the FDA or any other Governmental Body performing functions similar to those performed by the FDA) all required material filings, declarations, listings, registrations, reports or submissions. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and no material deficiencies have been asserted in writing to any of the Acquired Corporations by any applicable Governmental Body with respect to any such filings, declarations, listings, registrations, reports or submissions.

(b) The Acquired Corporations hold all material Regulatory Permits required for their business as currently conducted, and each such Regulatory Permit is valid and in in full force and effect. The Acquired Corporations are in compliance in all material respects with the terms and requirements of such Regulatory Permits. No material deficiencies have been asserted in writing to any of the Acquired Corporations by any applicable Governmental Body with respect to any material Regulatory Permits of the Acquired Corporations.

(c) Except as set forth in documents either delivered or made available to Parent prior to the date of this Agreement, all preclinical and clinical investigations sponsored by the Acquired Corporations have been and are being conducted in material compliance with applicable Legal Requirements, including Good Clinical Practices requirements and federal and state laws, rules and regulations restricting the use and disclosure of individually identifiable health information. No Acquired Corporation has received any written notice from the FDA or any other Governmental Body performing functions similar to those performed by the FDA with respect to any ongoing clinical or preclinical investigations requiring the termination, suspension or material modification of such studies or tests.

(d) No Acquired Corporation has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. No Acquired Corporation is the subject of any pending or, to the knowledge of the Company, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. No Acquired Corporation nor any officers, employees, agents or clinical investigators has been suspended or debarred or convicted of any crime or, to the knowledge of the Company, engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. § 335a or any similar Legal Requirement or (B) exclusion under 42 U.S.C. § 1320a-7 or any similar Legal Requirement.

(e) Each Acquired Corporation is in compliance and has been in compliance in all material respects with all related Legal Requirements applicable to pharmaceutical companies and to the operation of its business, including the FDCA and the regulations promulgated thereunder. No Acquired Corporation has been subject to any enforcement, regulatory or administrative proceedings against or affecting such Acquired Corporation relating to or arising under the FDCA or similar Legal Requirements and no such enforcement, regulatory or administrative proceeding has been threatened in writing.

(f) Each Acquired Corporation has operated its business in compliance in all material respects with all applicable Legal Requirements, clinical trial protocols, and contractual or other requirements that regulate or limit the maintenance, use, disclosure or transmission of medical records, clinical trial data, patient information or other Personal Information made available to or collected by or on behalf of any of the Acquired Corporations in connection with the operation of the Acquired Corporations’ businesses, including the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder (collectively “HIPAA”), the U.S. Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5) (“HITECH”) and HITECH implementing regulations, Directive 95/46/EC and all comparable Legal Requirements relating to any of the foregoing (the “Health Care Data Requirements”). In conducting the Acquired Corporations’ businesses, each Acquired Corporation has been in compliance in all material respects with all applicable confidentiality, security and other measures required by the Health Care Data Requirements and all applicable privacy and security requirements of HIPAA and HITECH. No Acquired Corporation has suffered any accidental, unauthorized, or unlawful destruction, loss, alteration, or disclosure of, or access to, Personal Information or suffered any security breach in relation to any other data which it holds. No breach has occurred with respect to any unsecured Protected Health Information, as that term is defined in 45 C.F.R. §160.103, maintained by or for any Acquired Corporation that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D, and, no information security or privacy breach event has occurred that would require notification under any Health Care Data Requirement.

3.13 Certain Business Practices. No Acquired Corporation nor any of its Representatives (in each case, acting in the capacity of a Representative of such Acquired Corporation) has (a) used any funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) unlawfully provided anything of value to any Government Official or (c) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect. No Acquired Corporation has received any written communication from a Governmental Body that alleges any of the foregoing.

3.14 Governmental Authorizations. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Acquired Corporations hold all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct their business in the manner in which such business is currently being conducted. The material Governmental Authorizations held by the Acquired Corporations are valid and in full force and effect. The Acquired Corporations are in compliance in all material respects with the terms and requirements of such Governmental Authorizations.

3.15 Tax Matters.

(a) (i) Each of the material Tax Returns required to be filed by or on behalf of an Acquired Corporation with any Governmental Body (the “Company Returns”) have been filed on or before the applicable due date (including any extensions of such due date), and have been prepared in accordance with all applicable Legal Requirements and are accurate and complete, in each case, in all material respects, and (ii) all material Taxes due and payable by an Acquired Corporation (whether or not shown on the Company Returns) have been paid, and all material Taxes required to be withheld by an Acquired Corporation have been withheld and paid, in each case, to the relevant Governmental Body.

(b) There are no pending examinations or audits of any Company Return in progress involving material Taxes and no unresolved written claim has been received by any Acquired Corporation from any Governmental Body in any jurisdiction where an Acquired Corporation does not file a particular type of Tax Return or pay a particular type of Tax that such Acquired Corporation is or may be required to file such type of Tax Return of pay such Tax. As of the date of this Agreement, no extension or waiver of the statute of limitation period applicable to any material Company Returns has been granted and is currently in effect other than automatic extensions or waivers obtained in the ordinary course of business.

(c) No Legal Proceeding involving the IRS or any other Governmental Body is pending or has been threatened in writing against or with respect to any Acquired Corporation in respect of any material Tax, and no deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid in full.

(d) For taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, no Acquired Corporation (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group all of the members of which were Acquired Corporations), and (ii) has any material liability for the Taxes of any other Person (other than the Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law), or as a transferee or successor or otherwise.

(e) During the two-year period ending on the date hereof, none of the Acquired Corporations has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(f) No Acquired Corporation has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) No Acquired Corporations will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date as a result of transactions or events occurring, or accounting methods employed, prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, or (iv) deferred revenue received on or prior to the Closing Date.

(h) No Acquired Corporation is party to or bound by any Tax allocation or Tax sharing agreement with any Person, other than any agreement not primarily related to Taxes and entered into in the ordinary course of business.

(i) There are no material Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Corporation, other than Permitted Encumbrances.

(j) Each Acquired Corporation has complied in all material respects with all information reporting requirements.

(k) Each Acquired Corporation has at all times been exclusively a resident for all Tax purposes in its jurisdiction of incorporation.

(l) No Acquired Corporation is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) Adequate accruals and reserves in accordance with the applicable accounting standard (e.g., GAAP, IFRS) have been made in the financial statements (with respect to all periods covered thereby) for all material Taxes not yet due and payable by or with respect to the Acquired Corporations for the Pre-Closing Period. Since the latest date covered by the financial statements, no material Tax liability has been incurred by or with respect to any Acquired Corporation outside the ordinary course of business.

(n) No Acquired Corporation is a party to any arrangement that is classified as a partnership for United States tax purposes.

(o) Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties made in Sections 3.4, 3.15 and 3.16 are the sole and exclusive representations and warranties of the Acquired Corporations with respect to Taxes and no other representation or warranty of the Acquired Corporations contained herein shall be construed to relate to Taxes (including their compliance with any Legal Requirement). For the avoidance of doubt, no representation is made concerning the existence or amount of any net operating loss, Tax basis or other Tax asset or liability.

3.16 Employee Matters; Benefit Plans.

(a) None of the Acquired Corporations is a party to, or is currently negotiating to enter into, any Collective Bargaining Agreement and no employees of any of the Acquired Corporations are represented by a labor organization with respect to their employment with such Acquired Corporation. Since January 1, 2019, there has not been any strike, lockout, material work slowdowns, picketing or other union organizing activity, or any threat thereof, by any employees of any Acquired Corporations with respect to their employment with such Acquired Corporations. There are no material unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any of the Acquired Corporations before the National Labor Relations Board or any other Governmental Body. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each material Employee Plan as of the date of this Agreement (other than any at-will employment agreements or offer letters that do not provide for severance, transaction or retention bonuses, change in control payments or other contractual obligations for non-officer employees of the Acquired Corporations and equity grant notices, and related documentation under a Company Equity Plan, with respect to employees of the Acquired Corporations). To the extent applicable, the Company has either delivered or made available to Parent prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements and (v) the most recent prospectus or summary plan descriptions and any material modifications thereto.

(c) The Company has provided to Parent a schedule that sets forth, for each employee of the Acquired Corporations, his or her position ID, title, annual base salary, most recent annual bonus received and current annual bonus opportunity. Not later than ten days after the date hereof, the Company will have provided or will provide Parent with a schedule that sets forth the information specified in the immediately preceding sentence and each such employee’s hire date, location, whether full- or part-time and whether active or on leave. As of the date of this Agreement, no Key Employee indicated to any of the Acquired Corporations’ directors or executive officers that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

(d) Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has ever sponsored, maintained, administered, contributed to, has been required to contribute to or has or is reasonably expected to have any direct or indirect liability with respect to, any plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA.

(e) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code and there are no existing circumstances or any events that have occurred that would reasonably be expected to affect adversely the qualified status of any such Employee Plan. Each trust created under any such Employee Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including ERISA and the Code. No events have occurred with respect to any Employee Plan that could result in payment or assessment by or against any Acquired Corporation of any material excise Tax under ERISA or the Code. The Acquired Corporations are not and could not reasonably be expected to be subject to either a material liability pursuant to Section 502 of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), none of the Acquired Corporations nor any Employee Plan has any present or future obligation to provide post-employment or post-retirement welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of any Acquired Corporation pursuant to any Employee Plan.

(g) Except as provided in Section 2.8, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of any of the Acquired Corporations to any severance pay, bonus, retention, unemployment compensation or any other payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment, or increase the amount of compensation or benefits due to any such employee, director, officer, independent contractor, (iii) directly or indirectly cause any Acquired Corporation to transfer or set aside any material assets to fund any benefits under any Employee Plan or (iv) limit or restrict the right of any of the Acquired Corporations or, after Closing, Parent, to merge, amend or terminate any Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any current or former employee, director, officer, independent contractor or other service provider that, individually or collectively, could give rise to the payment of any amount that would not be deductible due to the application of Section 280G of the Code.

(h) Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A or 457A of the Code has been timely amended (if applicable) to comply and has been operated in material compliance with, and the Acquired Corporations have materially complied in practice and operation with, all applicable requirements of Sections 409A and 457A of the Code. None of the Acquired Corporations has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, officer or independent contractor for any Tax incurred by such Person, including under Section 409A, 457A or 4999 of the Code.

(i) There is no material action, suit, investigation, audit, proceeding or claim (or any basis therefore) (other than routine claims for benefits) pending against or involving, or, to the Company’s knowledge, threatened against or involving any Employee Plan before any arbitrator or any Governmental Body, including the IRS or the Department of Labor. The Acquired Corporations are, and have been since January 1, 2019, in material compliance with all applicable Legal Requirements with respect to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes. Since January 1, 2019, (i) no allegations of sexual harassment have been made against any of the Acquired Corporations or any Key Employee and (ii) neither the Acquired Corporations nor any Key Employee has entered into any written settlement agreement related to allegations of sexual harassment by any such Person.

(j) The Acquired Corporations are, and have been since January 1, 2019, in material compliance with the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law (“WARN”) and have no material outstanding liabilities or other material outstanding obligations thereunder. None of the Acquired Corporations has taken any action that would reasonably be expected to cause Parent or any of its Affiliates to have any material liability or other material obligation following the Closing Date under WARN.

(k) Each Employee Plan that covers employees, directors, officers or independent contractors that are not located primarily within the United States (1) has been maintained in material compliance with its terms and applicable Legal Requirements, (2) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (3) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved or secured by an insurance policy, as applicable, in accordance with applicable requirements and, if applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

3.17 Environmental Matters.

(a) The Acquired Corporations are and, except for matters which have been fully resolved, have been in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their business.

(b) There is no material Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any Acquired Corporation or in respect of any Leased Real Property.

(c) No Acquired Corporation has received any written notice, report or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of any Acquired Corporation relating to or arising under Environmental Laws.

(d) There are and have been no Hazardous Materials present or Releases on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or liability of an Acquired Corporation under any Environmental Law.

(e) No Acquired Corporation has assumed, undertaken, or otherwise become subject to any material liability of another Person relating to Environmental Laws.

3.18 Insurance. The Company has delivered or made available to Parent an accurate and complete copy of all material insurance policies relating to the business, assets and operations of the Acquired Corporations as of the date of this Agreement. The Acquired Corporations maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. All such insurance policies are in full force and effect, no notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. There is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.19 Legal Proceedings; Orders.

(a) There are no material Legal Proceedings pending (or, to the knowledge of the Company, threatened) against any Acquired Corporation or against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such.

(b) There is no material order, writ, injunction or judgment to which an Acquired Corporation is subject.

(c) No material investigation or review by any Governmental Body with respect to an Acquired Corporation is pending or, to the Company’s knowledge, being threatened.

3.20 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of the Company tender their Shares to Parent or Purchaser, as applicable, pursuant to the Offer, (the preceding clauses (a) through (e), the “Company Board Recommendation”), which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions.

3.21 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, and the rules and regulations of the SEC and Nasdaq, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of any Acquired Corporation; (ii) cause a violation by any Acquired Corporation of any Legal Requirement applicable to an Acquired Corporation, or to which an Acquired Corporation is subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of payment, purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which an Acquired Corporation is entitled under any provision of any Material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Corporation, and in the case of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and the applicable rules and regulations of the SEC and Nasdaq, the Acquired Corporations are not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.22 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.8, the Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

3.23 Opinion of Financial Advisors. The Board of Directors has received the opinion of each of Centerview Partners LLC and SVB Leerink LLC that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Shares (other than Excluded Shares, Dissenting Shares and Shares held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall provide a copy of such written opinions to Parent solely for informational purposes promptly after receipt thereof by the Company.

3.24 Brokers and Other Advisors. Except for Centerview Partners LLC and SVB Leerink LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used. Each of Parent and Purchaser is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement and to consummate the Transactions. The board of directors of each of Parent and Purchaser have approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions, including the Offer and the Merger. This Agreement has been duly executed and delivered by Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL and the HSR Act, and, if applicable, the rules and regulations of the SEC and any stock exchange, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement applicable to Parent or Purchaser, or to which Parent or Purchaser are subject; or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which Parent or Purchaser is entitled under any provision of any Contract, and in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body in connection with the execution and delivery of this Agreement by Parent or Purchaser, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s or Purchaser’s stockholders is necessary to approve this Agreement or any of the Transactions (except in the case of Purchaser as has previously been obtained).

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion or incorporation therein.

4.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Purchaser, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Funds. As of the date of this Agreement and at all times through the Effective Time, Parent has (and will make available to Purchaser in a timely manner) available funds in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price payable on the second business day following the Offer Acceptance Time, the aggregate Merger Consideration payable following the Effective Time and the consideration payable pursuant to Sections 2.8(a) and 2.8(b).

4.8 Ownership of Shares. Except for the Shares beneficially owned by Parent as described in the Company’s most recent proxy statement filed with the SEC, neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3. Such representations and warranties by the Acquired Corporations constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders and Representatives have received and may continue to receive after the date hereof from the Company, the other Acquired Corporations and their respective Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their respective businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Acquired Corporation, or any of their respective Affiliates, stockholders or Representatives, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Corporations shall, and shall cause the respective Representatives of the Acquired Corporations to provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s designated Representatives and assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request, in each case for any reasonable business purpose related to the consummation of the Transactions; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations and subject to any reasonable restrictions imposed in connection with the COVID-19 pandemic. Nothing herein shall require any of the Acquired Corporations to disclose any information to Parent if such disclosure would, in its reasonable discretion and after notice to Parent, (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporations have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Legal Requirement (so long as the Acquired Corporations has reasonably cooperated with Parent to permit disclosure to the extent permitted by Legal Requirements). With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall cause Parent’s Representatives to comply with, all obligations under the Confidential Disclosure Agreement dated October 27, 2021, between the Company and Parent (the “Confidentiality Agreement”). It is acknowledged and agreed that Parent and the Company are also parties to the Collaboration and License Agreement, dated November 15, 2019, which shall continue to apply with respect to the information disclosed pursuant thereto in accordance with its terms.

5.2 Operation of the Acquired Corporations’ Business. During the Pre-Closing Period, except (x) as expressly required by this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed except in the case of clause (b)(i), (b)(iii), (b)(iv), (b)(vi), (b)(viii), (b)(ix), (b)(xi), (b)(xiv) or, with respect to the foregoing clauses, clause (b)(xvii)), or (z) as set forth in Section 5.2 of the Company Disclosure Schedule:

(a) the Company shall, and shall cause each Acquired Corporation to, use reasonable best efforts to conduct its business in the ordinary course and to preserve intact its material business organizations and relationships with third parties; provided that (A) an Acquired Corporation’s failure to take any action prohibited by Section 5.2(b) shall not be deemed a breach of this Section 5.2(a) if Purchaser’s consent was sought in respect of such action but not granted by Parent and (B) during any period of full or partial suspension of operations related to the COVID-19 pandemic, the Company may, in connection with the COVID-19 pandemic, take such actions as are reasonably necessary to (x) protect the health and safety of the Acquired Corporations’ employees and other individuals having business dealings with the Acquired Corporations or (y) respond to third-party supply or service disruptions caused by the COVID-19 pandemic (provided that unless doing so is impracticable due to emergency or urgent circumstances, the Company shall provide advance notice to and reasonably consult with Parent prior to or promptly following the taking of any action that would be otherwise prohibited or restricted by this Section 5.2(a) but for this subclause (B)); and

(b) the Acquired Corporations shall not:

(i) (A) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares), or (B) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares, other than: (1) repurchases of Shares outstanding as of the date of this Agreement pursuant to the Company’s right (under written commitments in effect as of the date of this Agreement) to purchase Shares held by a Company Associate only upon termination of such Person’s employment or engagement by the Company; (2) repurchases of Company Options or Company RSUs (or Shares issued upon the exercise or vesting thereof) outstanding on the date hereof pursuant to the terms of any such Company Option or Company RSU (in effect as of the date of this Agreement); or (3) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options or Company RSUs;

(ii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security; provided, however, the Company may issue Shares as required to be issued upon the exercise of Company Options or settlement of Company RSUs that, in each case, are outstanding as of the date of this Agreement and as required pursuant to the terms of the Company Equity Plan governing such awards as in effect on the date of this Agreement, and may, subject to Section 6.4, issue any Shares issuable to participants in the Company ESPP in accordance with the terms thereof;

(iv) except as contemplated by Section 2.8 or as required under any Employee Plan as in effect on the date of this Agreement, (i) establish, adopt, enter into, terminate or materially amend any Employee Plan (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof), (ii) amend or waive any of its material rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof), (iii) grant or increase any severance, retention or termination pay to any current or former employee, officer, director or independent contractor of any of the Acquired Corporations, (iv) grant any employee, officer, director or independent contractor any of the Acquired Corporations any increase in compensation or benefits, (v) grant any equity, equity-based or other incentive awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former employee, officer, director or independent contractor of any of the Acquired Corporations, (vi) hire any Key Employees or (vii) terminate the employment of any Key Employees other than for cause (except that the Company may: (A) provide increases in base salary or wages of not more than 3% to non-Key Employees in the ordinary course of business consistent with past practice; (B) amend any Employee Plan to the extent required by applicable Legal Requirements; (C) enter into at-will employment agreements with non-Key Employees in the ordinary course of business consistent with past practice and (D) enter into agreements with consultants in the ordinary course of business consistent with past practice (and on terms consistent with the terms entered into with consultants by the Company); in the case of clauses (C) and (D), provided that such employment or consulting agreements are terminable without penalty on less than 90 days’ advance notice and do not provide for severance, change in control or other material contractual benefits);

(v) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(vi) form any Subsidiary, acquire any equity interest in any other Entity or enter into any material joint venture, partnership or similar arrangement;

(vii) make or authorize any capital expenditure (except that the Acquired Corporations may make capital expenditures that do not exceed $300,000 individually (with consent not to be unreasonably withheld for expenditures exceeding $300,000) or $4,000,000 in the aggregate);

(viii) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, create or incur any Encumbrance (other than any Permitted Encumbrances) on, relinquish or permit to lapse, transfer or assign any material right or other material asset or property (other than Intellectual Property Rights, which are addressed in Section 5.2(b)(ix) below), except (A) in the ordinary course of business, (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations, (C) capital expenditures permitted by clause (vii) of this Section 5.2(b) or (D) transactions between the Company and a wholly owned Acquired Corporation or between wholly owned Acquired Corporations;

(ix) acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, divest or spin-off, abandon, waive, create or incur any Encumbrance (other than a Permitted Encumbrance described in clauses (a) through clause (d) or clause (f) of the definition of Permitted Encumbrances) on, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term), grant any other right or immunity under (including any option, right of first refusal or other preferential right or covenant not to sue), transfer or assign, or fail to take any action necessary to maintain, enforce or protect, any Intellectual Property Right, except (A) granting non-exclusive licenses (1) pursuant to clinical trial agreements or supply agreements in which clinical trials or supply services are being performed for an Acquired Corporation, or other similar agreements, in each case, that are entered into by an Acquired Corporation in the ordinary course of business, and (2) where the grant of rights to use any Intellectual Property Rights are incidental, and not material to, any performance under each such agreement and (B) transactions between the Company and a wholly owned Acquired Corporation or between wholly owned Acquired Corporations;

(x) lend money or make capital contributions or advances to or make investments in, any Person, or incur, issue or guarantee any Indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto), other than between the Company and a wholly owned Acquired Corporation or between wholly owned Acquired Corporations;

(xi) (A) amend or modify in any material respect, or voluntarily terminate, any Material Contract or (B) enter into any contract that would constitute a Material Contract if it were in effect on the date of this Agreement;

(xii) except as required by applicable Legal Requirements or GAAP, (A) make any material change to any accounting method or accounting period used for Tax purposes that has a material effect on Taxes; (B) make, rescind or change any material Tax election; (C) file a material amended Tax Return; (D) enter into a closing agreement with any Governmental Body regarding any material Tax liability or assessment; (E) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund, offset or other reduction in Tax liability; (F) waive or extend the statute of limitations with respect to any material Tax or material Tax Return (except in connection with automatic extensions of time to file Tax Returns granted in the ordinary course of business); or (G) or take any other similar action outside of the ordinary course of business relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of materially increasing the Tax liability of any Acquired Corporation for any period ending after the Closing Date or materially decreasing any Tax attribute of any Acquired Corporation existing on the Closing Date;

(xiii) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim) against any Acquired Corporation, other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $25,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation) or (B) results in no monetary or other material non-monetary obligation of any Acquired Corporation; provided that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.7 or 6.6;

(xiv) enter into, amend or terminate any Collective Bargaining Agreement;

(xv) adopt or implement any stockholder rights plan or similar arrangement;

(xvi) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations; or

(xvii) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xvi) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not materially less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal) and (ii) does not prohibit the Company from providing any information to Parent in accordance with, and otherwise complying with, this Section 5.3.

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period the Acquired Corporations shall not, and shall cause their Representatives not to, directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing as of the date of this Agreement with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or (iii) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract.

(c) Notwithstanding anything to the contrary contained in this Agreement, if at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Corporation or any of their Representatives receives an unsolicited bona fide Acquisition Proposal from any Person or group of Persons, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof and (ii) if the Board of Directors determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall as promptly as practicable (and no later than one business day) provide to Parent any non-public information concerning the Acquired Corporations that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(d) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within one business day) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by any Acquired Corporation and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto) and a summary of any material unwritten terms and conditions thereof, and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within one business day of such material development, discussion or negotiation).

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements.

(f) The Company agrees that in the event any Acquired Corporation or any Representative of an Acquired Corporation (acting in its capacity as such on behalf of the Acquired Corporation) takes any action which, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) adopt, approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time:

(i) if any Acquired Corporation has received a bona fide written Acquisition Proposal from any Person that has not been withdrawn and after consultation with outside legal counsel and financial advisors, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Board of Directors may

make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that such action is required by the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.1(e) at least four business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination) and, if desired by Parent, during such four business day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and (C) (1) the Company shall have provided to Parent information with respect to such Acquisition Proposal in accordance with Section 5.3(d), (2) the Company shall have given Parent the four business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to any proposals made by Parent during such period, if any, after consultation with outside legal counsel and financial advisors, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that making the Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.1(e) is required by the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. The provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, provided that for such subsequent Determination Notice the required four business days shall be deemed to be two business days; and

(ii) other than in connection with an Acquisition Proposal, the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that such action is required by the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four business days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such four business day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary, (2) the Company shall have given Parent the four business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse

Change Recommendation would no longer be necessary, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel and financial advisors, the Board of Directors shall have determined, in good faith, that making the Company Adverse Change Recommendation is required by the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements.

6.2 Filings, Consents and Approvals.

(a) The Parties agree to use their reasonable best efforts to take or cause to be taken promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body or any other party, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable all information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable Antitrust Laws (including any Request for Additional Information pursuant to the HSR Act); provided, however, that, notwithstanding anything to the contrary contained in this Agreement, (x) neither Parent nor Purchaser shall be obligated to take any of the following actions if such actions, individually or in the aggregate, would materially impair the anticipated benefits of the Transactions, taken as a whole, to Parent (and, without Parent’s prior written consent, no Acquired Corporation shall take any of the following actions in furtherance of this Section 6.2(a)): (i) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or other disposition of any asset, interest or business; (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements; and (iii) any other behavioral undertakings and commitments whatsoever including but not limited to creating or consenting to create any relationships, ventures, contractual rights, obligations, or other arrangements and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any Governmental Body in connection with any of the foregoing and (y) Parent will not be required to take any actions described in subclauses (x)(i) through (x)(iii) above with respect to its business, assets or operations. The Parties shall defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date.

(b) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than five business days after the date hereof, unless otherwise mutually agreed to by the Parties, make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, but in no event later than five business days after the date hereof, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions. Each Party agrees not to withdraw their filing under the HSR Act without the prior written consent of the other Party, and each Party agrees not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority to delay, or otherwise not to consummate as soon as practicable, any of the Transactions contemplated by this Agreement except with the prior written consent of the other Party.

(c) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of, and give the other party reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ, or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than highly sensitive or valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

6.3 Employee Benefits.

(a) For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company or its Subsidiaries who is employed by the Company or its Subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such one-year period (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by the any Acquired Corporation immediately prior to the Effective Time, (ii) annual cash incentive compensation opportunities that are no less favorable, in the aggregate, than those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time and (iii) other compensation and employee benefits (other than equity compensation and other long-term incentives, change in control, retention, transition, stay or similar arrangements) that in the aggregate are substantially comparable to the compensation and employee benefits (other than equity compensation and other long-term incentives, change in control, retention, transition, stay or similar arrangements) provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time. For a period of one year following the Effective Time, Parent shall cause each Continuing Employee (other than Continuing Employees who have contractual severance protection from the Company and its Subsidiaries) to participate in the severance program of Parent applicable to United States employees (such program, as in effect on the date hereof, as made available to the Company on or prior to the date hereof) and shall cause such Continuing Employees to be credited with their years of service with the Company or a Subsidiary for purposes of determining the amount of severance payments and benefits thereunder; provided that the minimum weeks of severance payable to an eligible Continuing Employee under such severance program shall be 13 weeks, notwithstanding any provision of the program to the contrary.

(b) To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent and/or the Surviving Corporation (each such plan, a “Parent Plan”), then, following the Effective Time, Parent shall ensure that such Parent Plan shall, for purposes of eligibility and vesting, but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Company and its Affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company. In addition, Parent and/or the Surviving Corporation shall credit each Continuing Employee with paid time off equal to the paid time off the Continuing Employee had accrued, but had not used, with the Company as of the Effective Time. For purposes of determining the amount of paid time off only, to the extent that service is relevant for paid time off levels, Parent shall ensure that any paid time off plan of Parent and/or the Surviving Corporation shall, for purposes of paid time off levels, credit Continuing Employees for service prior to the Effective Time with the Company to the same extent that such service was recognized prior to the Effective Time.

(c) Following the Effective Time, Parent or an Affiliate of Parent shall (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an Affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding Employee Plan, (ii) for the calendar year in which the effective time occurs, honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate during the portion of such calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under the corresponding health plans of Parent or an Affiliate and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Effective Time.

(d) The Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Company 401(k) Savings Plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date, contingent upon the occurrence of the Closing, unless Parent notifies the Company in writing not less than 5 business days before the Offer Acceptance Time that it has determined not to terminate the Company 401(k) Plan. If the Company 401(k) Plan is terminated, as provided herein, Parent shall, or shall cause one of its Affiliates to, have in effect a tax qualified defined contribution retirement plan as soon as reasonably practicable following the Effective Time that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Parent 401(k) Plan”) in which each Continuing Employee who is actively employed at the Closing and was a participant in the Company 401(k) Plan shall be eligible to participate as soon as reasonably practicable following the Closing, and as soon as practicable following the Closing, the account balances under the Company 401(k) Plan shall be distributed to the participants, and Parent shall, to the extent permitted by the Parent 401(k) Plan, permit such Continuing Employees to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (excluding promissory notes evidencing participant loans), in the form of cash, in an amount equal to the full account balance distributed to such Continuing Employee from the Company 401(k) Plan. The Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate each other Employee Plan that not less than 5 business days prior to the Closing Date Parent requests that the Company terminate effective as of the Closing Date, contingent upon the occurrence of the Closing. All resolutions, notices, participant communications or other documents issued, adopted or executed in connection with the termination of the Company 401(k) Plan and any other Employee Plan shall be subject to Parent’s prior review and reasonable comment.

(e) The provisions of this Section 6.3 are solely for the benefit of the Parties, and no provision of this Section 6.3 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement or have the right to enforce the provisions hereof. Nothing in this Section 6.3 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment.

6.4 ESPP. The Company shall take all actions necessary pursuant to the terms of the Company ESPP or otherwise to (A) provide that (i) no new Offering Period (as defined in the Company ESPP) will be commenced following the date of this Agreement under the Company ESPP, (ii) there will be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current Offering Period from those in effect as of the date of this Agreement, (iii) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time and (iv) each purchase right issued pursuant to the Company ESPP shall be fully exercised on the earlier of (x) the scheduled purchase date for such Offering Period and (y) the date that is seven business days prior to the Effective Time (with any participant payroll deductions not applied to the purchase of Shares returned to the participant), and (B) terminate the Company ESPP effective immediately prior to the Effective Time.

6.5 Indemnification of Officers and Directors.

(a) For a period of six years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Corporation and any indemnification or other similar agreements of any Acquired Corporation, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms, and Parent shall cause the Acquired Corporations to perform their obligations thereunder. Parent shall cause the certificate of incorporation, bylaws and other charter and organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation of director, officer and employee (or comparable) liability that are no less favorable to the Indemnified Persons than those set forth in any Acquired Corporations’ organizational documents as of the Effective Time, which provisions thereafter shall not, for a period of at least six years from the Effective Time, be amended, altered, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Persons, except as required by applicable Legal Requirements. Without limiting the foregoing, from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its Subsidiaries, as applicable; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (y) the Surviving Corporation and its Subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

(b) Prior to the Closing Date, in consultation with Parent, the Company shall use commercially reasonable efforts to purchase (and if the Company does not purchase prior to the Closing Date, the Surviving Corporation may purchase on the Closing Date, in lieu of complying with the final sentence of this Section 6.5(b)),“tail” directors’ and officers’ liability insurance for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, such tail insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such tail insurance exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such insurance policy in full force and effect for a period of six years following the Closing Date, and continue to honor the obligations thereunder. In the event that as of the Closing Date the “tail” directors’ and officers’ liability insurance policy under the first sentence of this Section 6.5(b) has not been purchased, for a period of six years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Acquired Corporations or provide substitute policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” financial strength rating by A.M. Best with respect to directors’ and officers’ liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 350% of the aggregate annual premium most recently paid by the Acquired Corporations prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.5(b) it shall obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to the Maximum Amount.

(c) In the event that any Acquired Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then in each such case, the Acquired Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of such Acquired Corporation assume the obligations set forth in this Section 6.5.

(d) The provisions of this Section 6.5 (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any litigation against the Company and/or its directors or officers relating to the Transactions and shall give due consideration to Parent’s advice with respect to such litigation; provided, however, that the Company shall not settle any such litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

6.7 Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions to the extent requested in writing by Parent, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent; provided, however, that in connection with obtaining any such Consent, the Parties shall have no obligation to pay any consent fee or to agree to any changes to any of the terms of such Material Contract and (c) subject to the same limitations as included in the proviso to Section 6.2(a), seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party.

6.8 Disclosure. The initial press releases of the Company and Parent relating to this Agreement shall be reasonably mutually agreed and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written consent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

6.9 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10 Section 16 Matters. The Company, and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company RSUs and Company Options in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board of Directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company or its Subsidiaries that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action the Board of Directors deems reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.12 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.13 Notification of Certain Events. Subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other of (i) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions; or (ii) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction as of the Closing of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction in any jurisdiction in which Parent or the Company has business operations and remain in effect any temporary restraining order, preliminary or permanent injunction preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body in any jurisdiction in which Parent or the Company has business operations which prohibits or makes illegal the consummation of the Merger.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

SECTION 8

TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing shall not have occurred on or prior to 11:59 Eastern Time, on the date that is the six month anniversary from the date of this Agreement (the “End Date”); provided, however, that in the case of this Section 8.1(b), (x) if on the End Date all of the conditions set forth in Annex I, other than clause (e) or (g) (solely in respect of the HSR Act or the Antitrust Laws of any jurisdiction in which Parent or the Company has business operations) set forth in Annex I shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended by a period of four months (and all references to the End Date herein and in Annex I shall be as so extended); and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c) by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable;

(d) by Parent at any time prior to the Offer Acceptance Time, if: (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer;

(e) by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Board of Directors shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”); provided that no Acquired Corporation shall be in material breach of Section 5.3 or in willful breach of Section 6.1(b)(i) in relation to such Superior Offer;

(f) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(g) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within thirty days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder;

(h) by the Company (i) if following the expiration of the Offer, Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 1.1(h) or (ii) if following the Offer Acceptance Time, Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 1.1(h); or

(i) by Parent at any time prior to the Offer Acceptance Time, if the Company knowingly and intentionally breaches any of its obligations pursuant to Section 5.3 in any material respect.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final sentence of Section 1.2(b), the final sentence of Section 5.1, this Section 8.2, Section 8.3 and Section 9 (other than Section 9.5(b)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms, (c) the Collaboration and License Agreement, dated November 15, 2019, between Parent and the Company shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (d) the termination of this Agreement shall not relieve any Party from any liability for Fraud or willful breach of this Agreement prior to termination. For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement, and “Fraud” means common law fraud under Delaware law with respect to the making of a representation or warranty contained in this Agreement with the actual knowledge that such representation or warranty was false when made or with reckless indifference to the truth of such representation or warranty.

8.3 Expenses; Termination Fees.

(a) Except as set forth in Section 9.7 and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii) (x) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or by Parent pursuant to Section 8.1(f) as a result of a willful breach or by Parent pursuant to Section 8.1(i), (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and prior to such termination and such Acquisition Proposal has not been publicly withdrawn prior to such termination and (z) within twelve months of such termination the Company shall have entered into a definitive agreement with respect to such

Acquisition Proposal (which Acquisition Proposal is subsequently consummated, whether during or following such twelve-month period) or consummated an Acquisition Proposal; provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”; then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), the Company shall pay or cause to be paid to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), prior to the execution of the Specified Agreement, (y) in the case of Section 8.3(b)(ii), within two business days after such termination or (z) in the case of Section 8.3(b)(iii), prior to the date the definitive agreement referred to in clause (z) of Section 8.3(b)(iii) is executed; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $100,000,000.

(c) In the event of any termination described in Section 8.3(b), (i) payment from the Company to Parent of the Termination Fee pursuant to Section 8.3(b) shall be the sole and exclusive remedy of Parent, Purchaser or any of their respective Affiliates against the Acquired Corporations and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) and shall constitute liquidated damages for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against any Company Related Party or any of its Affiliates relating to or arising out of this Agreement or the Transactions.

(d) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.3(b), and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, this Agreement may be amended with the approval of the respective Boards of Directors of the Company, Parent and Purchaser at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. At any time prior to the Effective Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof (it being acknowledged and agreed that Parent and the Company are also parties to the Collaboration and License Agreement, dated November 15, 2019, which shall continue to apply to the matters governed by such agreement in accordance with its terms). This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement, including all matters of construction, validity and performance and any action or proceeding (whether in contract, tort or otherwise) arising out of this Agreement or any of the Transactions or any other agreements contemplated hereby shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect. For the avoidance of doubt, nothing in this Section 9.6 shall restrict one or more transfers of the equity of Purchaser to or among one or more of Parent’s direct or indirect wholly owned Subsidiaries at any time; provided that such transfer by Parent shall not relieve Parent or Purchaser of its obligations hereunder or otherwise alter or change any obligation of any other party hereto and no such transfer shall be permitted to the extent it would reasonably be expected to delay the Closing. Solely if the Parties mutually agree that such actions may be effected in compliance with Section 251(h) of the DGCL without any additional action required on the part of the Company or its stockholders, Purchaser may, following completion of the Offer, cause the Merger to be consummated by the merger of a newly formed Delaware subsidiary of Purchaser (in lieu of Purchaser) merging with and into the Company (and with no other modification to this Agreement).

9.7 Transfer Tax. Except as otherwise provided in Section 1.1(i) or Section 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes imposed with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares.

9.8 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, and (ii) the right of the holders of Company Options and Company RSUs to receive the consideration payable pursuant to Section 2.8(a) or 2.8(b)., as applicable, following the Effective Time in accordance with the terms of this Agreement; (b) the provisions set forth in Section 6.5 of this Agreement (which are intended for the benefit of each Indemnified Person, each of whom will be third-party beneficiaries of these provisions); and (c) the limitations on liability of the Company Related Parties set forth in Section 8.3(c).

9.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two business days after being sent by registered mail or by courier or express delivery service, (c) if sent by email or facsimile transmission prior to 6:00 p.m. recipient’s local time, upon confirmation of transmission, or (d) if sent by email or facsimile transmission after 6:00 p.m. recipient’s local time and transmission is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address, email address or facsimile number set forth beneath the name of such Party below (or to such other physical address, email address or facsimile number as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

Novo Nordisk A/S

Novo Allé, DK- 2880, Bagsvaerd

Denmark

Attention: Legal Department

Email: thxx@novonordisk.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:     William H. Aaronson

Facsimile:    212-701-5397

Email:          william.aaronson@davispolk.com

if to the Company (prior to the Effective Time):

Dicerna Pharmaceuticals, Inc.

75 Hayden Avenue

Lexington, Massachusetts 02421

Attention:   Douglas M. Fambrough, III Ph.D.

                   President & Chief Executive Officer

Email:        dfambrough@dicerna.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention: Stephen F. Arcano

  Graham Robinson

  Laura P. Knoll

Facsimile:  212-735-2000

Email:        stephen.arcano@skadden.com

  graham.robinson@skadden.com

  laura.knoll@skadden.com

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Obligation of Parent. Parent shall ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) All references to days or months shall be deemed references to calendar days or months unless otherwise specified herein.

(d) All references to “$” or dollar shall be deemed references to United States dollars.

(e) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(f) The words “hereof,” “herein,” “herewith” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole (including the Company Disclosure Schedule, Exhibits and Annexes hereto and thereto) and not to any particular provision of this Agreement.

(g) As used in this Agreement, “ordinary course of business” means the ordinary course of business in all material respects and consistent with past practice and the word “or” shall not be exclusive.

(h) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(i) Capitalized terms used in the Company Disclosure Schedule and not otherwise defined therein have the meanings given to them in this Agreement.

(j) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

Novo Nordisk A/S

By:	/s/ Karsten Munk Knudsen
Name: Karsten Munk Knudsen
Title: Executive Vice President

By:	/s/ Marcus Schindler
Name: Marcus Schindler
Title: Executive Vice President

NNUS New Research, Inc.

By:	/s/ Ulrich Christian Otte
Name: Ulrich Christian Otte
Title: President

Dicerna Pharmaceuticals, Inc.

By:	/s/ Douglas M. Fambrough
Name: Douglas M. Fambrough, III, Ph.D.
Title: President and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” is defined in Section 3.1(a) of the Agreement.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company equal to more than 20% of the Company’s consolidated assets or to which more than 20% of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of more than 20% of the outstanding Company Common Stock, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning more than 20% of the outstanding Company Common Stock or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning more than 20% of the outstanding Company Common Stock, in each case other than the Transactions.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

Board of Directors. “Board of Directors” shall mean the board of directors of the Company.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

business day. “business day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Capitalization Date. “Capitalization Date” is defined in Section 3.3(a) of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Collective Bargaining Agreement. “Collective Bargaining Agreement” shall mean any written agreement, memorandum of understanding or other contractual obligation between an Acquired Corporation and any labor organization or other authorized employee representative representing Company employees.

Company. “Company” is defined in the preamble to the Agreement.

Company 401(k) Plan. “Company 401(k) Plan” is defined in Section 6.3(d) of the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company or its Subsidiaries.

Company Board Recommendation. “Company Board Recommendation” is defined in Section 3.20 of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.0001 par value per share, of the Company.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(g) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Equity Plans. “Company Equity Plans” shall mean the Third Amended and Restated 2007 Employee, Director and Consultant Stock Plan; the 2010 Employee, Director and Consultant Equity Incentive Plan; the Amended and Restated 2014 Performance Incentive Plan; and the 2016 Inducement Plan.

Company ESPP. “Company ESPP” shall mean the Company’s 2014 Employee Stock Purchase Plan, as amended.

Company IP. “Company IP” shall mean, collectively, (a) all Intellectual Property Rights that are owned by any of the Acquired Corporations (“Company Owned IP”) and (b) all third party Intellectual Property Rights licensed to any of the Acquired Corporations (“Company Licensed IP”).

Company IT Assets. “Company IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned any Acquired Corporation or licensed or leased to any Acquired Corporation pursuant to written agreement (excluding any public networks).

Company Licensed IP. “Company Licensed IP” is defined in the definition of Company IP.

Company Options. “Company Options” shall mean all compensatory options to purchase Shares pursuant to a Company Equity Plan, other than options pursuant to the Company ESPP.

Company Owned IP. “Company Owned IP” is defined in the definition of Company IP.

Company Platforms. “Company Platforms” means any and all RNAi or oligonucleotide technology platforms used or held for use by any of the Acquired Corporations, but excluding any RNAi or oligonucleotide therapeutic product that is developed using any such platform where such therapeutic product is designed to or intended to bind to and/or induce any inhibition, disruption or modulation of the expression of any mRNA target.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(c) of the Agreement.

Company Returns. “Company Returns” is defined in Section 3.15(a) of the Agreement.

Company RSU. “Company RSU” shall mean all compensatory restricted stock units to receive Shares pursuant to a Company Equity Plan upon satisfaction of the applicable vesting and delivery conditions.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

Continuing Employee. “Continuing Employee” is defined in Section 6.3 of the Agreement.

Contract. “Contract” shall mean any binding agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, license, sublicense, commitment or undertaking.

Copyrights. “Copyrights” is defined in the definition of Intellectual Property Rights.

Data Privacy Laws. “Data Privacy Laws” shall mean all applicable privacy, security, and data protection Legal Requirements of any applicable jurisdiction (including, by way of example only, HIPAA, the European Union’s General Data Protection Regulation and the California Consumer Privacy Act).

Delaware Courts. “Delaware Courts” is defined in Section 9.5(a) of the Agreement.

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, other equity-based plan, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance benefits (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement, and (c) employment, consulting, severance, change in control, retention, transaction or similar agreement, and each other employee benefit plan, or arrangement, in each case that is (i) sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the current or future benefit of any current or former employee, officer, director or individual independent contractor of any of the Acquired Corporations, (ii) with respect to which any Acquired Corporation has any direct or indirect liability or (iii) to which any Acquired Corporation is a party.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, mortgage, security interest, encumbrance, right of first refusal, preemptive right or similar restriction of any nature.

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Excluded Shares. “Excluded Shares” is defined in Section 1.1(a) of the Agreement.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug and Cosmetic Act, as amended, and all rules and regulations issued pursuant thereto.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

Good Clinical Practices. “Good Clinical Practices” shall mean FDA’s regulations for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312.

Government Funded IP. “Government Funded IP” is defined in Section 3.8(h) of the Agreement.

Government Official. “Government Official” refers to (i) any public or elected official, officer, employee (regardless of rank), or person acting on behalf of a national, provincial, or local government, department, agency, instrumentality, state-owned or state-controlled company, public international organization, political party or entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government and (ii) any party official or candidate for political office or any person acting on behalf of such party official or candidate for political office.

Governmental Authorization. “Governmental Authorization” shall mean any: permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined as hazardous, toxic, a pollutant, a contaminant or words of similar import under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

Health Care Data Requirements. “Health Care Data Requirements” is defined in Section 3.12(f) of the Agreement.

HIPAA. “HIPAA” is defined in Section 3.12(f) of the Agreement.

HITECH. “HITECH” is defined in Section 3.12(f) of the Agreement.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indebtedness. “Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, (ii) obligations relating to leases classified as capital or financial leases in the Financial Statements in accordance with GAAP (iii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company, (iv) any obligations in respect of letters of credit and bankers’ acceptances (to the extent drawn down), (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (v) all liabilities for deferred and unpaid purchase price of assets, property, securities or services, including all earn-out payments, seller notes, and other similar payments (whether contingent or otherwise) calculated as the maximum amount payable under or pursuant to such obligation, (vi) interest rate swap, forward contract, currency or other hedging arrangements, to the extent payable if terminated, or (vii) any guaranty of any such obligations described in clauses (i) through (vi) of any Person other than the Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean any and all intellectual property and industrial property rights of every kind and description throughout the world, including all U.S. and foreign (i) patents and patent applications, including all provisionals, nonprovisionals, continuations, continuations-in-part, divisionals, reissues, extensions, re-examinations, substitutions, and extensions thereof and the equivalents of any of the foregoing in any jurisdiction (“Patents”), (ii) trademarks, service marks, trade names, logos, slogans, trade dress, design rights, domain names and other similar designations of source or origin, whether or not registered and applications and registrations for, and all goodwill associated with, the foregoing (“Trademarks”), (iii) copyrights and applications and registrations for the foregoing (“Copyrights”), and (iv) trade secrets and confidential and proprietary know-how, inventions, processes, formulae, models, methodologies, specifications, including manufacturing information and processes, assays, engineering and other manuals and drawings, standard operating procedures, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data and similar data and information, and (v) rights in software, database rights and industrial property rights.

Intervening Event. “Intervening Event” shall mean any material event, fact, development or occurrence that affects the business, assets or operations of the Company that is unknown to, and not reasonably foreseeable by, the Board of Directors as of the date of this Agreement, or if known to the Board of Directors as of the date of this Agreement, the material consequences of which were not known to, and not reasonably foreseeable by, the Board of Directors as of the date of this Agreement.

IRS. “IRS” shall mean the U.S. Internal Revenue Service.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers.

Key Employee. “Key Employee” shall mean an employee of any Acquired Corporation at a level of vice president or above.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing or investigation commenced, brought, conducted or heard by or before any Governmental Body.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq or another stock exchange).

Material Adverse Effect. “Material Adverse Effect” shall mean any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Acquired Corporations, taken as a whole; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (other than for purposes of any representation or warranty contained in Section 3.21); (iii) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions; (iv) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to general changes in the financial, credit, banking, securities or capital markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any market index) and including general changes or developments in or relating to currency exchange or interest rates; (v) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any political or social conditions (or changes in such conditions) in the United States or any other country or region in the world, act of terrorism, war, national or international calamity, natural disaster, acts of god, epidemic, pandemic or any other similar event; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (vii) any adverse effect arising from any action taken by the Company at the written direction or request of Parent or any action required to be taken by the Company pursuant to this Agreement; (viii) any event, occurrence, circumstance, change or effect resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective Affiliates; (ix) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change or proposed change in, or any compliance with or action taken for the purpose of complying with any change or proposed change in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); or (x) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Body affecting a national or federal government as a whole; provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v), (ix) and (x) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Maximum Amount. “Maximum Amount” is defined in Section 6.5(b) of the Agreement.

Merger. “Merger” is defined in Recital B to the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

Nasdaq. “Nasdaq” shall mean The Nasdaq Global Select Market.

Offer. “Offer” is defined in Recital A to the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.1(h) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in Recital A to the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent 401(k) Plan. “Parent 401(k) Plan” is defined in Section 6.3(d) of the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner on the terms set forth herein.

Parent Plan. “Parent Plan” is defined in Section 6.3(b) of the Agreement.

Parties. “Parties” shall mean Parent, Purchaser, and the Company.

Patents. “Patents” is defined in the definition of Intellectual Property Rights.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes that are not due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which a reserve has been established in accordance with GAAP, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant Party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) any interest or title of a lessor under leases (other than capital leases) entered into by the Company or its Subsidiaries in the ordinary course of business, and any Encumbrance related thereto, (d) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (e) non-exclusive licenses granted in the ordinary course of business and that are not material to any Acquired Corporation, (f) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Information. “Personal Information” shall mean any information or data that constitutes “personal data,” “personal information,” or any comparable term otherwise regulated with respect to the Processing thereof, under any Data Privacy Laws.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Privacy Requirements. “Privacy Requirements” shall mean all (i) Data Privacy Laws, (ii) internal and external privacy policies, programs and procedures, (iii) contractual obligations and (iv) applicable industry or nongovernmental regulatory body rules, regulations and standards, in each case of the foregoing (i)-(iv), to the extent relating to (x) data privacy, cybersecurity or the privacy of individuals or (y) the Processing of any Personal Information or other sensitive, regulated or confidential data by or on behalf of any Person.

Process. “Process” shall mean, as to any data or information, to collect, use, disclose, transfer, transmit, disseminate, store, retain, manage, control, host, dispose of, process, analyze, or otherwise handle. “Processing” shall have a correlative meaning.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” shall mean all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, and all applications for any of the foregoing, in each case, that are owned by any Acquired Corporation as of the date of this Agreement.

Regulatory Permit. “Regulatory Permit” shall mean all investigational new drug applications (as defined in 21 C.F.R. § 312.20 et seq.), new drug applications (as defined in 21 C.F.R. § 314.50), supplemental new drug applications (as defined in 21 C.F.R. § 314.70), establishment registrations (as defined in 21 C.F.R. § 207), and product listings (as defined in 21 C.F.R. § 207), all supplements or amendments thereto, and all comparable Governmental Authorizations.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” is defined in Section 3.4(a) of the Agreement.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shares. “Shares” is defined in Recital A to the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(e) of the Agreement.

Stockholder List Date. “Stockholder List Date” is defined in Section 1.2(b) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean an bona fide written Acquisition Proposal that the Board of Directors determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the

Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Surviving Corporation. “Surviving Corporation” is defined in Recital B to the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” shall mean any federal, state, local, or foreign or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, or other tax or charge in the nature of a tax, imposed, assessed or collected by or under the authority of any Governmental Body, together with any interest, penalties, or additions to tax with respect thereto.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

Termination Condition. “Termination Condition” is defined in Annex I to the Agreement.

Termination Fee. “Termination Fee” is defined in Section 8.3(b)(iii) of the Agreement.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property Rights.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by the Agreement, including the Offer and the Merger.

WARN. “WARN” is defined in Section 3.16(j) of the Agreement.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (e) and (g) shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 50% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b)       (i) the representations and warranties of the Company set forth in Section 3.3(a) – (e) (Capitalization, Etc.) of the Agreement shall be accurate except for any de minimis inaccuracies as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Sections 3.1 (Due Organization; Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), Section 3.3(f) (Capitalization, Etc.) 3.20 (Authority; Binding Nature of Agreement), 3.22 (Takeover Laws), 3.23 (Opinion of Financial Advisors) and 3.24 (Brokers and Other Advisors) of the Agreement shall be accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iii) the representations and warranties of the Company set forth in Section 3.5(b) (No Material Adverse Effect) of the Agreement shall be accurate in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time with respect to the earlier period set forth in Section 3.5(b);

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(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (i), (ii) and (iii) above) shall be accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) since the date of the Agreement, there shall not have occurred any event, occurrence, circumstance, change or effect which has had, or would reasonably be expected to have, a Material Adverse Effect;

(e) the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by an executive officer of the Company confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g) there shall not have been issued by any Governmental Body of competent jurisdiction in any jurisdiction in which Parent or the Company has business operations, and remain in effect any temporary restraining order, preliminary or permanent injunction preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body in any jurisdiction in which Parent or the Company has business operations which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(h) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition and the Termination Condition) may be waived to the extent permitted by law by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser.

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ANNEX II

FORM OF

CERTIFICATE OF INCORPORATION

OF

DICERNA PHARMACEUTICALS, INC.

[•], 2021

FIRST: The name of the corporation is Dicerna Pharmaceuticals, Inc. (the “Corporation”).

SECOND: The address of its registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

EIGHTH: To the fullest extent permitted by applicable law, the Company is also authorized to provide indemnification of (and advancement of expenses to) its directors, officers and agents (and any other persons to which Delaware law permits the Company to provide indemnification) through Bylaw provisions, agreements with such directors, officers, agents or other persons, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Company, its stockholders, and others. Any amendment, repeal or modification of any of the foregoing provisions of this Article EIGHTH shall not adversely affect any right or protection of any director, officer, agent, or other person existing at the time of, or increase the liability of any director, officer or agent of the Company or other person with respect to any acts or omissions of such director, officer, agent or other person occurring prior to, such repeal or modification.

NINTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of the date first set forth above.

[Signature Page to Certificate of Incorporation of Dicerna Pharmaceuticals, Inc.]

Exhibit 99.1

Novo Nordisk to Acquire Dicerna

– Acquisition to Accelerate and Expand Novo Nordisk Development of RNAi Therapeutics Using Dicerna’s Proprietary GalXC™ Technology Platform –

LEXINGTON, Mass., Nov. 18 2021 – Dicerna Pharmaceuticals, Inc. (Nasdaq: DRNA) today announced that it has entered into a definitive agreement with Novo Nordisk under which Novo Nordisk will acquire Dicerna, a biopharmaceutical company focused on the development of investigational ribonucleic acid interference (RNAi) therapeutics, for $38.25 per share in cash, which represents a total equity value of $3.3 billion and a premium of 80% to Dicerna’s closing price on November 17, 2021. The transaction was unanimously approved by the Dicerna Board of Directors and the Board of Directors of Novo Nordisk.

Novo Nordisk and Dicerna have been parties to a research collaboration since 2019 to discover and develop RNAi therapies using Dicerna’s proprietary GalXC™ RNAi platform technology. The collaboration between Novo Nordisk and Dicerna encompassed the exploration of more than 30 liver cell targets with the potential to deliver multiple clinical candidates for disorders including chronic liver disease, non-alcoholic steatohepatitis (NASH), type 2 diabetes, obesity and rare diseases. Novo Nordisk expects to initiate clinical development of the first investigational RNAi therapeutic to emerge from this collaboration in 2022.

Dicerna’s RNAi technology platform enables access to intracellular disease targets across hepatic and extrahepatic cell and tissue types, complementing Novo Nordisk’s existing technology platforms. This acquisition supports Novo Nordisk’s strategy of developing and applying a broad range of technology platforms across all Novo Nordisk therapeutic areas.

“The acquisition of Dicerna accelerates Novo Nordisk’s research within RNAi and expands the usage of the RNAi technology,” said Marcus Schindler, Executive Vice President and Chief Scientific Officer of Novo Nordisk. “We build on our successful collaboration and by combining Dicerna’s state-of-the-art RNAi drug engine and intracellular delivery with our deep capabilities in disease biology understanding and tissue targeting through peptides and proteins we have the potential to expand our pipeline and deliver life-changing precision medicines for people living with chronic diseases such as diabetes, obesity, cardiovascular disease and NASH, as well as rare diseases like endocrine disorders and bleeding disorders.”

“Since the start of our collaboration two years ago, the Dicerna and Novo Nordisk teams have established a strong rapport built on a foundation of mutual respect for one another’s capabilities, culture and expertise,” said Douglas Fambrough, Ph.D., Founder, President and Chief Executive Officer of Dicerna. “The combination of Dicerna’s expertise in RNAi and oligonucleotide therapeutics and highly skilled employees with Novo Nordisk’s industry leadership in developing and commercializing medicines to treat serious chronic diseases, has the potential to significantly accelerate and expand our mission to deliver GalXC RNAi therapies for the benefit of patients and all our stakeholders.”

Under the terms of the agreement, Novo Nordisk, through a subsidiary, will initiate a tender offer to acquire all outstanding shares of Dicerna common stock at a price of $38.25 per share in cash. The closing of the tender offer will be subject to certain conditions, including the tender of shares representing at least a majority of the total number of Dicerna’s outstanding shares, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Upon the successful completion of the tender offer, Novo Nordisk’s acquisition subsidiary will be merged into Dicerna, and any remaining shares of common stock of Dicerna will be cancelled and converted into the right to receive the same $38.25 per share price payable in the tender offer. The transaction is expected to close in the fourth quarter of 2021.

Novo Nordisk is represented by Evercore as exclusive financial advisor and Davis Polk & Wardwell LLP as legal advisor. For Dicerna, Centerview Partners LLC is acting as lead financial advisor, SVB Leerink is acting as financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP and Goodwin Procter LLP are acting as legal advisors.

About Dicerna

Dicerna Pharmaceuticals, Inc. (Nasdaq: DRNA) is a biopharmaceutical company focused on discovering, developing and commercializing medicines that are designed to leverage ribonucleic acid interference (RNAi) to silence selectively genes that cause or contribute to disease. Using our proprietary GalXC™ and GalXC-Plus™ RNAi technologies, Dicerna is committed to developing RNAi-based therapies with the potential to treat both rare and more prevalent diseases. By silencing disease-causing genes, Dicerna’s GalXC platform has the potential to address conditions that are difficult to treat with other modalities. Initially focused on disease-causing genes in the liver, Dicerna has continued to innovate and is exploring new applications of its RNAi technology with GalXC-Plus, which expands on the functionality and application of our flagship liver-targeted GalXC technology to tissues and cell types outside the liver, and has the potential to treat diseases across multiple therapeutic areas. In addition to our own pipeline of core discovery and clinical candidates, Dicerna has established collaborative relationships with some of the world’s leading pharmaceutical companies, including Novo Nordisk A/S, Roche, Eli Lilly and Company, Alexion Pharmaceuticals, Inc., Boehringer Ingelheim International GmbH and Alnylam Pharmaceuticals, Inc. Between Dicerna and our collaborative partners, we currently have more than 20 active discovery, preclinical or clinical programs focused on cardiometabolic, viral, chronic liver and complement-mediated diseases, as well as neurodegenerative diseases and pain. At Dicerna, our mission is to interfere – to silence genes, to fight disease, to restore health. For more information, please visit www.Dicerna.com.

About RNAi and the GalXC™ and the GalXC-Plus™ Platforms

Ribonucleic acid interference, or RNAi, provides a unique advantage to other disease inhibitor technologies, like small-molecule pharmaceuticals or monoclonal antibodies. Instead of targeting proteins after they have been produced and released, RNAi silences the genes themselves via the specific destruction of the messenger RNA (mRNA) made from the gene. Rather than seeking to inhibit a protein, the RNAi approach can prevent a disease-causing protein’s creation, directly impacting disease manifestation.

Dicerna’s proprietary GalXC™ RNAi platform aims to advance the development of next-generation RNAi-based therapies. Investigational therapeutics developed using our flagship GalXC technology utilize a proprietary N-acetyl-D-galactosamine (GalNAc)-mediated structure of double-stranded RNA molecules that are designed to bind specifically to receptors on liver cells, leading to selective hepatocyte internalization and access to the RNAi machinery within the cells. Dicerna is continuously innovating and exploring new applications of RNAi technology beyond GalNAc-mediated delivery to the liver, including alternative RNA structures and fully synthetic ligands that target other tissues and cell types and enable new therapeutic applications, referred to as GalXC-Plus™.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Notice to Investors and Security Holders

The tender offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Novo Nordisk A/S, a Danish aktieselskab (together with its subsidiaries, “Novo”) will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of common stock (the “Shares”) of Dicerna Pharmaceuticals, Inc. (together with its subsidiaries, “Dicerna”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Novo will file a tender offer statement on Schedule TO and thereafter Dicerna will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Dicerna. Copies of the documents filed with the SEC by Dicerna will be available free of charge on Dicerna’s internet website at https://investors.dicerna.com/investor-relations or by contacting Dicerna’s investor relations contact at +1 617-514-2275. Copies of the documents filed with the SEC by Novo can be obtained, when filed, free of charge by directing a request to the Information Agent for the tender offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Novo, as well as the solicitation/recommendation statement to be filed by Dicerna, Dicerna will also file annual, quarterly and current reports with the SEC. Dicerna’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

The information contained in this communication is as of November 18, 2021. Dicerna assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to Dicerna and the proposed acquisition of Dicerna that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Dicerna’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Dicerna, Dicerna’s product candidates and Dicerna’s GalXC™ and GalXC-Plus™ RNAi technologies and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many of Dicerna’s stockholders will tender their shares of Dicerna common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the risks and uncertainties inherent in research and development, including risks associated with Dicerna’s ability to obtain and maintain necessary approvals from the FDA and other regulatory authorities; initiate preclinical studies and clinical trials of its product candidates; advance its product candidates in preclinical research and clinical trials; replicate in clinical trials positive results found in preclinical studies; advance the development of its product candidates under the timelines it anticipates in current and future clinical trials; obtain, maintain or protect intellectual property rights related to its product candidates; manage expenses; and raise the substantial additional capital needed to achieve its business objectives.

Further descriptions of risks and uncertainties relating to Dicerna can be found in Dicerna’s Registration Statement on Form S-1, as amended, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://investors.dicerna.com/investor-relations.

These forward-looking statements are based on numerous assumptions and assessments made by Dicerna in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.

Contacts

Media:

Amy Trevvett

+1 617-612-6253

atrevvett@dicerna.com

Investors:

Kristen K. Sheppard, Esq.

+1 617-514-2275

ksheppard@dicerna.com